

Ford Motor Credit Company

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

For the Periods Ended June 30, 2008 and 2007

(in millions)

	Second Quarter		First Half	
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)	
Financing revenue				
Operating leases	$ 1,695	$ 1,554	$ 3,402	$ 3,049
Retail	779	837	1,638	1,696
Interest supplements and other support costs earned from affiliated companies	1,247	1,125	2,493	2,192
Wholesale	438	552	915	1,092
Other	36	43	71	90
Total financing revenue	4,195	4,111	8,519	8,119
Depreciation on vehicles subject to operating leases	(4,090)	(1,450)	(5,904)	(2,925)
Interest expense	(1,901)	(2,166)	(3,893)	(4,315)
Net financing margin	(1,796)	495	(1,278)	879
Other revenue				
Investment and other income related to sales of receivables	48	102	117	211
Insurance premiums earned, net	42	43	82	87
Other income, net	303	42	421	418
Total financing margin and other revenue	(1,403)	682	(658)	1,595
Expenses				
Operating expenses	379	450	746	1,006
Provision for credit losses (Note 4)	545	82	872	128
Insurance expenses	53	38	72	55
Total expenses	977	570	1,690	1,189
Income/(Loss) before income taxes	(2,380)	112	(2,348)	406
Provision for/(Benefit from) income taxes	(945)	50	(936)	151
Income/(Loss) before minority interests	(1,435)	62	(1,412)	255
Minority interests in net income of subsidiaries	0	0	0	0
Income/(Loss) from continuing operations	(1,435)	62	(1,412)	255
Gain on disposal of discontinued operations	8	-	9	-
Net income/(loss)	$ (1,427)	$ 62	$ (1,403)	$ 255

The accompanying notes are an integral part of the financial statements.





Ford Motor Credit Company

FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(in millions)

	June 30, 2008		December 31, 2007
	(Unaudited)		
ASSETS			
Cash and cash equivalents (Note 1)	$ 12,673	$	14,137
Marketable securities	7,425		3,155
Finance receivables, net (Note 2)	109,088		111,468
Net investment in operating leases (Note 3)	26,553		29,663
Retained interest in securitized assets	380		653
Notes and accounts receivable from affiliated companies	875		906
Derivative financial instruments (Note 9)	2,148		2,811
Other assets	5,259		6,230
Total assets	$ 164,401	$	169,023
LIABILITIES AND SHAREHOLDER'S INTEREST			
Liabilities			
Accounts payable			
Customer deposits, dealer reserves and other	$ 1,866	$	1,837
Affiliated companies	1,919		2,308
Total accounts payable	3,785		4,145
Debt (Note 6)	137,519		139,411
Deferred income taxes	3,685		5,380
Derivative financial instruments (Note 9)	1,297		1,376
Other liabilities and deferred income	5,810		5,314
Total liabilities	152,096		155,626
Minority interests in net assets of subsidiaries	0		3
Shareholder's interest			
Shareholder's interest	5,149		5,149
Accumulated other comprehensive income	2,038		1,730
Retained earnings (Note 7)	5,118		6,515
Total shareholder's interest	12,305		13,394
Total liabilities and shareholder's interest	$ 164,401	$	169,023

The accompanying notes are an integral part of the financial statements.



Ford Motor Credit Company



FORD MOTOR CREDIT COMPANY LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

For the Periods Ended June 30, 2008 and 2007

(in millions)

	First Half	
	2008	**2007**
	(Unaudited)	
Cash flows from operating activities		
Net income/(loss)	$ (1,403)	$ 255
Income related to discontinued operations	(9)	-
Adjustments to reconcile net income to net cash provided by operations		
Provision for credit losses	872	128
Depreciation and amortization	5,713	3,296
Net gain on sales of finance receivables	-	(5)
Net change in deferred income taxes	(1,673)	(538)
Net change in other assets	2,088	511
Net change in other liabilities	576	(321)
All other operating activities	293	605
Net cash provided by operating activities	6,457	3,931
Cash flows from investing activities		
Purchases of finance receivables (other than wholesale)	(17,920)	(17,786)
Collections of finance receivables (other than wholesale)	17,835	16,237
Purchases of operating lease vehicles	(7,403)	(8,408)
Liquidations of operating lease vehicles	4,205	4,058
Net change in wholesale receivables	(1,080)	(752)
Net change in retained interest in securitized assets	144	199
Net change in notes receivable from affiliated companies	(5)	(100)
Proceeds from sales of receivables and retained interests	-	697
Purchases of marketable securities	(9,331)	(3,797)
Proceeds from sales and maturities of marketable securities	5,040	11,171
Proceeds from sales of businesses	3,684	-
Net change in derivatives not designated as hedging instruments	741	538
All other investing activities	73	33
Net cash (used in)/provided by investing activities	(4,017)	2,090
Cash flows from financing activities		
Proceeds from issuances of long-term debt	20,544	16,838
Principal payments on long-term debt	(23,127)	(19,280)
Change in short-term debt, net	(1,419)	(1,415)
All other financing activities	(91)	(51)
Net cash used in financing activities	(4,093)	(3,908)
Effect of exchange rate changes on cash and cash equivalents	174	2
Total cash flows from continuing operations	(1,479)	2,115
Cash flows from discontinued operations		
Cash flows from discontinued operations provided by operating activities	15	-
Total cash flows from discontinued operations	15	-
Net (decrease)/increase in cash and cash equivalents	$ (1,464)	$ 2,115
Cash and cash equivalents, beginning of period	$ 14,137	$ 12,331
Change in cash and cash equivalents	(1,464)	2,115
Cash and cash equivalents, end of period	$ 12,673	$ 14,446

The accompanying notes are an integral part of the financial statements.





Ford Motor Credit Company

This is an Intelligent Financial Statement™ by CoreFiling. The Intelligent Financial Statement™ embeds XBRL financial data in a viewable and printable document. By moving your mouse over the displayed data, pop-up CoreFiling TagTips™ will show you how the data is internally expressed as XBRL. (Please note that TagTips™ require Adobe® Reader® 7.0 or later.)

To obtain the embedded XBRL report and any XBRL extension taxonomies, double-click or right-click the paperclip icon or icons below.

For more information on the Intelligent Financial Statement™ or XBRL, please see http://www.corefiling.com.

XBRL report	fmcc-20080630.xml	📎
XBRL taxonomy schema	fmcc-20080630.xsd	📎
XBRL taxonomy linkbase	fmcc-20080630_lab.xml	📎
XBRL taxonomy linkbase	fmcc-20080630_pre.xml	📎
XBRL taxonomy linkbase	fmcc-20080630_cal.xml	📎

COREFILING
INTELLIGENT FINANCIAL STATEMENT